

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

Charles W. Shivery
Chairman, President and Chief Executive Officer
Northeast Utilities
One Federal Street
Building 111-4
Springfield, MA 01105

>   **Re: Northeast Utilities**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed: February 26, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed: April 1, 2010**
>   **File No. 001-05324**

Dear Mr. Shivery:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 2

1. We note your statement on page 11 that for Yankee Gas, capital expenditures in 2009 totaled approximately $59.6 million and that for 2010, Yankee gas projects total capital expenditures of approximately $112 million. Please enhance your disclosure to state the reason for this increase in capital expenditures between 2009 and 2010.

2. We note your statement on page 14 that the "need to comply with NPDES and state discharge permits has necessitated substantial expenditures and may require further significant expenditures, which are difficult to estimate." Please quantify the amount of substantial expenditures NPDES and state discharge permits have necessitated in the past three years.

Management's Discussion and Analysis Section, page 27

3. We note your discussion on page 11 and the corresponding chart on page 12 regarding transmission, distribution and generation capital expenditures for 2009 and as projected during the period from 2010 through 2014. We also note your disclosure on pages 35 through 37 discussing your historical and projected capital expenditures for your transmission and distribution segments. Please provide greater disclosure on the capital expenditures associated with your distribution projects for CL&P, PSNH and WMCECO for the fiscal years ended December 31, 2007, December 31, 2008 and 2009. Please also provide greater disclosure on the projected capital expenditures for your distribution projects for 2010 through 2014 which you reference on page 11. Please see Item 303(a)(2) of Regulation S-K.

4. We note your statement on page 11 that Yankee Gas plans on making "approximately $461 million of capital expenditures, including approximately $62.7 million on the WWL Project and the expansion of the Yankee Gas LNG plant's vaporization output" during the period 2010 through 2014. We further note your description of this project on page 36. Please provide greater disclosure on how Yankee Gas anticipates spending the remaining approximate $398 million of capital expenditures.

Combined Notes to Consolidated Financial Statements, page FS-31

Note J. Property, Plant and Equipment and Accumulated Depreciation, page FS-43

5. We note certain of your equipment purchase contracts require you to make advance payments and these payment are reported in property, plant and equipment, net line item. In this regard, please support your classification of the payments within property, plant and equipment and clarify for us if these amounts are subject to depreciation. If so, please explain.

Definitive Proxy Statement on Schedule 14A filed April 1, 2010

Election of Trustees, page 7

6. Please provide the entire five year biography required by Item 401(e) of Regulation S-K for Mr. Leibler.

Compensation Discussion and Analysis, page 25

Summary Compensation Table, page 49

7. We note you provide summary compensation data for Mr. Robb provides data for only fiscal year 2009. Please provide compensation disclosure for Mr. Robb in the summary compensation table for the last three completed fiscal years or tell us why such disclosure is unnecessary. Please see Item 402(c)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer at (202) 551-3272 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney Advisor, at (202) 551-3535 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregory B. Butler
        Via Facsimile